UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 SECTION 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
SECTION 13d-2(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

(AMENDMENT NO. 4)

CHIMERA INVESTMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

16934Q109
(CUSIP Number)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
Tel: (212) 696-0100
Fax: (212) 696-9809
_________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2014
_________________
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability provisions of that Section of the Act, but will be subject to all other provisions of the Act.

1 NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Annaly Capital Management, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7 SOLE VOTING POWER

44,982,765

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

44,982,765

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,982,765

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.38%

14 TYPE OF REPORTING PERSON

CO

AMENDMENT NO. 4 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CHIMERA INVESTMENT CORPORATION

Item 1.    Security and Issuer.

Item 1 is supplemented as follows:

This Amendment No. 4 relates to the common stock, par value $0.01 per share, of Chimera Investment Corporation (the “Issuer”), a Maryland corporation.  It amends and supplements the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on November 30, 2007, as amended by Amendment No. 1, filed on November 7, 2008, Amendment No. 2, filed on April 22, 2009, and Amendment No. 3, filed on June 3, 2009.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

Annaly has not acquired or disposed of any common stock of the Issuer since June 3, 2009, when Annaly filed Amendment No. 3 to this Schedule 13D.  However, between that date and the date of this Amendment No. 4, the number of outstanding shares of the Issuer’s common stock has increased from 665,601,769 shares (as of June 2, 2009) to 1,027,509,949 shares as of June 30, 2014.  As a result, the 44,982,765 shares of common stock of the Issuer that Annaly owns represent only 4.38% of the Issuer’s outstanding common stock.   Based on information regarding the Issuer’s outstanding shares contained in reports filed by the Issuer under the Securities Exchange Act, Annaly has not been the beneficial owner of more than 5% of the Issuer’s outstanding shares since November 8, 2010, and, as a consequence of this, will not be filing any further amendments to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 6, 2014

By:	/s/ Glenn A. Votek
Name:	Glenn A. Votek
Title:	Chief Financial Officer